UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tobly Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 8, 2014

Physical address of issuer
173 w 81st #3e New York, NY 10024

Website of issuer
https://www.tobly.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,486	$60,273
Cash & Cash Equivalents	$6,277	$20,804
Accounts Receivable	$209	$28,334
Short-term Debt	$133,432	$63,965
Long-term Debt	$294,960	$55,000
Revenues/Sales	$442,462	$238,772
Cost of Goods Sold	$365,539	$97,152
Taxes Paid	$0	$0
Net Income	-$363,332	-$16,345

The above reflects the consolidated financials of Tobly Inc. and its subsidiary Tobly S.A.S..

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 2, 2018

Tobly Inc.

Up to $1,000,000 of Crowd Notes

Tobly Inc. (“Tobly”, the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 21, 2018. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by December 21, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 21, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at tobly.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/tobly

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any

additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tobly Inc. is a Delaware C-Corporation, formed on August 8, 2014.

The Company is located at 173 w 81st #3e New York, NY 10024.

The Company's website is https://www.tobly.co.

The Company has a wholly-owned subsidiary, Tobly S.A.S., a Colombian , formed on April 21, 2017 in Colombia.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/tobly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 21, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 12.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The company has debt outstanding with its Colombian subsidiary. There is a risk that the debt payment could be overly burdensome for the business if revenue falls.

The Company's cash position is relatively weak. The Company currently has only $37K in cash balances as of August 2018. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The construction equipment rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project 300% growth in 2018 compared with 2017 GMV numbers. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's success is dependent on consumer adoption of online construction equipment rentals, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for the online rental of construction equipment is still evolving, and the Company depends on continued

growth of this market. It is uncertain whether the trend of adoption of the construction equipment rental market that the Company has experienced in the past will continue in the future.

The Company has engaged in related party transactions. Further information can be found under the section "THE OFFERING AND THE SECURITIES - Related Party Transactions."

Tobly has not filed a Form D for previous fundraises. Because of this, there is a risk that they will be required to file for previous raises and any (potential) fines/regulatory action associated with this.

The Company does not have an employment contract in place with its Officers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an Officer were to leave Tobly, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 96% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Tobly is an online marketplace providing its customers with a better way to rent aerial lifts. An aerial lift is a machine used by companies for repair and construction in hard to reach places.

Business Plan
We recently launched Tobly 2.0 optimizing for scalability, SEO, and speed to market in new locations. We are currently working on making specialized tools for facilities managers to use during national jobs. The future roadmap holds more features for national companies, deeper integrations with suppliers, expansion into other languages and currencies.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online platform	Online marketplace allowing customers to easily rent aerial lifts from suppliers	Construction

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are large companies and facilities managers looking for construction equipment rental solutions.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4852292	tobly	8/22/14	11/10.15	USA

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.58% of the proceeds, or $31,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	45%	45%	45%
Key hires	35%	35%	35%
Product	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Pablo Carvallo	Director, President and CEO (01/17 - Present)	Lead commercial activity of the company.
Tana Gonzalez	Director and CTO (01/17 - Present)	Lead product development.
Paolo Zuccaro	Director (01/17 - Present)	Business development advisor and investor.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	950,000	yes	N/A	100%	
SAFE Note	$37,000	no	will dilute ownership upon conversion	0%	
Convertible Notes	$390,000	no	will dilute ownership upon conversion	0%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Credit Line	Bancolombia	$34,667	18.1452%		No Collateral	March 2022	

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Pablo Carvallo, Paolo Zuccaro, and Tanausu Gonzales

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pablo Carvallo	480,000 Common Stock	50.53%
Paolo Zuccaro	217,500 Common Stock	22.89%
Tanausu Gonzales	220,000 Common Stock	23.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Established on August 8, 2014, Tobly, Inc. ("the Company") is a corporation that operates an online marketplace for equipment rentals that connects companies that own aerial lifts with customers that need to rent them. The Company is based out of New York, New York and was organized as a corporation in the state of Delaware. The Company also has a whole owned Columbian subsidiary (Tobly SAS) which was established in 2016.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $15,000 in cash on hand as of Nov 1st which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is

also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Stock	01/2017	Regulation D, 506(b)	Common Stock	950,000 shares	general expenses
SAFE	01/2016	Regulation D, 506(b)	SAFE	$37,000	Product Development
Convertible Notes	02/2017	Regulation D, 506(b)	Convertible Notes	$390,000	Market Entry, early employees and initial marketing budget

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company had receivables due form related parties of $11,135 in 2016, and no amount due in 2017. As of December 31, 2017, and 2016, the Company had short- term loans payable to officers totaling $26,587 and $2,000 respectively. These loans are non- interest bearing and due on demand.
As of December 31, 2017, and 2016, a former co- founder and officer held convertible loans totaling $104,960 and $55,000, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pablo Carvallo
(Signature)

Pablo Carvallo
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pablo Carvallo
(Signature)

Pablo Carvallo
(Name)

CEO and Director
(Title)

November 2, 2018
(Date)

/s/Tanausu Gonzales
(Signature)

Tanausu Gonzales
(Name)

CTO and Director
(Title)

November 2, 2018
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

TOBLY INC.

A Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountants' Review Report

For the years ended December 31, 2017 and 2016

TOBLY INC.

Table of Contents

F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Tobly, Inc.
173 W. 81st Street, #3E
New York, NY 10024

We have reviewed the accompanying consolidated financial statements of Tobly, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, shareholder's equity (deficit) and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company relies heavily on outside sources to fund operations, has significant accumulated deficits, and lacks significant history of positive results of operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

October 17, 2018

Tobly Inc.
Consolidated Balance Sheets
As of December 31, 2017 and 2016
(unaudited)

ASSETS

	2017	2016
Current assets:		
Cash and cash equivalents	$ 6,277	$ 20,804
Accounts receivable	209	28,334
Related party receivable	-	11,135
Total current assets	6,486	60,273
Total assets	$ 6,486	$ 60,273

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
Liabilities:		
Accounts payable and accrued expenses	$ 60,870	$ 24,965
Loans from shareholder	26,587	2,000
Short-term Loans	45,975	37,000
Total current liabilities	133,432	63,965
Convertible Notes Payable	294,960	55,000
Total liabilities	428,392	118,965
Commitments and contingencies	-	-
Stockholder's Equity:		
10,000,000 shares authorized, $0.00001 par value; 723,150 and 32,500 shares issued and outstanding as of December 31, 2017 and 2016, respectively	72	3
Additional paid-in capital	29,995	29,995
Shares to be issued	28	6
Accumulated other comprehensive income	179	152
Retained earnings	(452,180)	(88,848)
Total stockholder's equity	(421,906)	(58,692)
Total liabilities and stockholder's equity	$ 6,486	$ 60,273

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Tobly Inc.

Consolidated Statements of Income & Comprehensive Income

For the years ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Sales, net	$ 442,462	$ 238,772
Cost of sales	(365,539)	(97,152)
Gross margin	76,923	141,620
Expenses:		
General and administrative	278,641	146,257
Professional Fees	7,830	2,654
Advertising & Marketing	147,584	18,803
Rent	6,200	-
Total operating expenses	440,255	167,714
Other Income/(Expenses)		
Other Income	-	9,749
Net income (loss)	$ (363,332)	$ (16,345)
Other Comprehensive Income		
Foreign Exchange Gain/(Loss)	27	152
Comprehensive income (loss)	$ (363,305)	$ (16,193)

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Tobly Inc.

Statements of Shareholder's Equity (Deficit)

For the years ended to December 31, 2017 and 2016

(unaudited)

	Capital Stock		Shares to be issued				Accumulated Other	Total
	Shares	Amount	Shares	Amount	APIC	Accumulated Deficit	Comprehensive Income/(Loss)	Stockholder's Equity
Balance - December 31, 2015	**-**	**$ -**		**$ -**	**$ -**	**$ (72,503)**	**$ -**	**$ (72,503)**
Shares issued	32,500	3			29,995			29,998
Shares to be issued			55,000	6	-			6
Net Loss						(16,345)	152	(16,193)
Balance - December 31, 2016	**32,500**	**$ 3**	**55,000**	**$ 6**	**$ 29,995**	**$ (88,848)**	**$ 152**	**(58,692)**
Shares issued	690,650	69			-			69
Shares to be issued			226,850	22	-			22
Net Loss						(363,332)	27	(363,305)
Balance - December 31, 2017	**723,150**	**$ 72**	**281,850**	**$ 28**	**$ 29,995**	**$ (452,180)**	**$ 179**	**$ (421,906)**

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Tobly Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash flows from operating activities:		
Net loss	$ (363,305)	$ (16,193)
Changes in operating assets and liabilities		
Accounts receivable	28,125	(28,334)
Related party receivable	11,135	(11,135)
Accounts payable and accrued expenses	35,905	24,965
Net cash used by operating activities	(288,140)	(30,697)
Cash flows from financing activities:		
Proceeds from notes issued	239,960	-
Proceeds from short term loans	8,975	19,481
Proceeds received for stock to be issued	22	6
Proceeds from Loans from shareholder	24,587	2,000
Proceeds from sale of common stock	69	29,998
Net cash provided by financing activities	273,613	51,485
Net increase (decrease) in cash	(14,527)	20,788
Cash and cash equivalents at beginning of period	20,804	16
Cash and cash equivalents at end of period	$ 6,277	$ 20,804
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Established on August 8, 2014, Tobly, Inc. ("the Company") is a corporation that operates an online marketplace for equipment rentals that connects companies that own aerial lifts with customers that need to rent them.

The Company is based out of New York, New York and was organized as a corporation in the state of Delaware. The Company also has a whole owned Columbian subsidiary (Tobly SAS) which was established in 2016.

Principles of Consolidation

These financial statements include the accounts of the Company, and its wholly owned subsidiary, Tobly SAS. All significant inter-company balances and transactions have been eliminated upon consolidation.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $147,584 and $18,803 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company's activities since inception have consisted of services and business development, and efforts to raise capital. The Company has commenced operations; however, it is still reliant upon additional capital resources for the continuance of principal operations and is subject to significant risks and uncertainties, including failing to secure funding or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily recognizes revenue when a rental is selected and booked by a customer using the Company's website. Returns of products are recorded upon the Company's notification of a cancelation of a reserved service.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon the evaluation of facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the State of Delaware.

The Company currently has a tax net operating loss (NOL) of $452,180 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits.

Cost of Goods Sold

The costs to keep the website running and costs associated with rentals are included in the cost of sales.

Foreign Currency Translation and Remeasurement

The Company translates the assets and liabilities of its non-U.S. dollar functional currency amounts into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses are translated using rates that approximate those in effect during the period (average rates). Gains and losses from these translations are recognized in foreign currency translation included in accumulated other comprehensive income within shareholders' equity. Foreign currency gains were $27 and $152 for December 31, 2017, and 2016, respectively.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $452,180 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company has several convertible notes outstanding all maturing two years after issuance with the earliest notes maturing on February 1, 2019, and bear interest at 5% per annum. The notes can be converted at maturity or upon a qualified financing from the Company. As of December 31, 2017, and 2016 the company had $294,960 and $55,000 in convertible notes, respectively. Interest relating to the convertible notes was $10,109 and $0 for December 31, 2017, and 2016, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

During the year ended December 31, 2017 and 2016, the Company issued 690,650 and 32,500 shares of common stock, respectively. As of December 31, 2017, and 2016, the Company had 55,000 and 281,850 shares of common stock to be issued. Of the total amount to be issued at December 31, 2017, 226,850 of those shares were owed to founders of the Company. The Company recognized foreign exchange gains during December 31, 2017 and 2016 of $27 and $152, respectively, from their wholly owned Columbian subsidiary, Tobly SAS, recorded in accumulated other comprehensive income within stockholders' equity.

NOTE 5 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	21	%	35	%
State income taxes, net of federal taxes	8.7	%	8.7	%
Valuation allowance	(29.7)	%	(43.7)	%
Effective income tax rate	-	%	-	%

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $452,180 to reduce future federal taxable income which begins to expire in the year 2036. The Company is also subject to corporate taxes in the State of Delaware which has similar net operating loss carryover provisions which start to expire in the year 2036.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's tax years are subject to federal and state tax examinations.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company had receivables due form related parties of $11,135 in 2016, and no amount due in 2017. As of December 31, 2017, and 2016, the Company had short-term loans payable to officers totaling $26,587 and $2,000 respectively. These loans are non-interest bearing and due on demand.

As of December 31, 2017, and 2016, a former co-founder and officer held convertible loans totaling $104,960 and $55,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 17, 2018, the day these financial statements were available to be issued. No material subsequent events were noted.

EXHIBIT C

PDF of SI Website


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Invest in Tobly

An online platform modernizing the equipment rental industry

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$1,000	$5,000,000	Convertible Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Tobly is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Tobly without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Nearly $1 million in equipment rentals processed through the platform from 300+ customers
- Graduated from NYC's AREA accelerator, a Manhattan-based real estate technology accelerator founded by angel investor David S. Rose
- Customers include HBO, Paintzen, Global Facilities Management, and vendors for large retail companies
- Supply partnerships with United Rentals, Sunbelt Rentals, Herc Rentals, and 100s of local and regional suppliers.
- Notable investors include David S. Rose of AREA Acclerator (also of New York Angels, Singularity University and Gust), Delaware Crossing Investment Network, FirstRock Capital, and Green Egg Ventures.

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $5,000,000

PROFILE MENU

- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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Tobly is bringing the construction equipment rental industry into the 21st century. With an easy-to-use platform, transparent pricing, real-time product availability, and useful reporting tools, its two-sided marketplace brings value to both renters and suppliers.

Construction equipment rental is a $50B a year industry, and it suffers from inefficiencies, fragmentation, and lack of transparency. The combination of these issues increases the cost of doing business, and creates an ideal environment for innovation to thrive.

In equipment rental, pricing is rarely found online, and when found, it is usually incomplete and/or difficult to understand. **Because of this, consumers are forced to call several suppliers in order to obtain pricing, availability, and to secure the rental.**

For renters, Tobly provides an intuitive technology platform that offers instant pricing, availability, rental lifecycle management, and reporting, all while providing market rates. Additionally, **Tobly's platform can collect relevant information and upfront payment to complete bookings in just a couple of minutes.**

Tobly's customers are in facilities management, construction, and video production. Companies in these industries spend hundreds of thousands of dollars on equipment rentals each year. Tobly allows them to gain full control and visualization of the company's rental activity.

For suppliers, Tobly brings new business at no cost, allowing them to stop worrying about sales and marketing, and focus on their fleet operation. Tobly partners with hundreds of suppliers from market leaders to local businesses.

The product prioritizes local business in order to support the local economy and offers suppliers a more efficient and cost-effective way to generate new business. This ultimately brings cash flow and utilization to an optimal level. Tobly has processed nearly $1mm in equipment rentals through its platform, directly benefiting local businesses.

Pitch Deck


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Product & Service

Tobly is a web app that has been optimized to be used on any device, from desktops to smartphones. Through the app, customers have access to:

- Real-time competitive pricing accessible online.
- Online booking that takes less than five minutes.
- Rental lifecycle management, and reporting.

Business Model

Tobly is a marketplace business that connects equipment rental suppliers with renters who need the equipment. **Tobly monetizes the marketplace by taking a cut from each transaction.**

PROFILE MENU

The way it works is customers find the equipment they need and book online. At this point, the customer pays in full with a credit card. Tobly then assigns the deal to one of its preferred suppliers for them to fulfill.

Suppliers offer Tobly discounted rates, allowing them to keep a percentage of the transaction's final price. Additionally, Tobly offers other services such as equipment rental protection, training, and operator sales.

Highlights

The company's efforts have been spent on building digital marketing campaigns mainly focused on search engine optimization and search engine marketing. These efforts have yield scalable, repeatable, and profitable strategies for customer acquisition.

Overview

With the funds being raised, Tobly will focus on building a sales engine to complement its marketing efforts allowing the company to company to generate and maintain more business as they scale.

Product & Service

Target Customers

The Team

Tobly's customer base is largely dominated by mid-market companies working in facilities management, construction and video production. **Key customers include HBO and Paintzen.**

Q&A with Founder

Facility managers use Tobly to schedule routine and emergencies services at multiple locations across the nation. In construction, our core customers are small and medium-size trade contractors such as painters, electrician and HVAC contractors. Lastly, we work with video producer of all sizes needing lifts for the stage set up and lighting.

Term Sheet

Tobly provides nation-wide service but focuses its marketing and sales efforts to three metro locations, New York, Miami, and Los Angeles. An important part of the company's revenue growth plan is to expand the focus to six additional metro areas and double our product offer.

Investor Perks

Prior Rounds

Product Background

Financial Discussion

Tobly started in 2016 as one of the only companies accepting online equipment rental requests, and today we remain one of the only companies processing a majority of their bookings online. Tobly is capitalizing from market forces pushing the adoption of technology in every aspect of business.

Market Landscape

Tobly launched with an interface that allowed people to find us and schedule a rental online. We received immediate validation from early adopters and started growing. **Today, Tobly can generate accurate estimates in seconds and the average rental transaction takes less than 5 minutes to perform.** Customers can see historical records, download invoices and manage their rental activity, even when the subcontractor is the one paying.

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Tobly Founders.

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Team Story

Pablo came up with the idea for Tobly while running a real estate startup he founded in Shanghai. During that time he needed to rent equipment often, and it shocked him how difficult and time consuming it was. Just getting pricing would take hours, or even days, and in many cases, the equipment he needed wasn't even available. This impacted him so much that he decided to research the problem, which made him realize what a huge business opportunity there was in improving the equipment rental process.

The first big problem came with the technology. Tobly's initial prototypes were outsourced, and to say it didn't work would be an understatement. While struggling with this issue Pablo met Tana, a software engineer who was working in his own startup and freelancing as a consultant and quickly became friends. He took interest in the project and started helping Pablo with the product to then join full time and earn his co-founder title for being a valuable team member in both technology and strategic decision making.

Founders and Officers



Tana Gonzalez
CTO

Tana is a software engineer from Spain with more than 12 years of experience. He worked six years as a lead software engineer in one of the biggest banks in Spain (Bankia). Feeling that it wasn't his call, he quit and, since then has been a working on personal projects and consulting for several companies like Global Citizen, Bond, L+R and others.

Highlights

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Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

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Pablo Carvallo

CEO

Pablo is a serial entrepreneur with more than ten years of experience in the construction industry. Before Tobly, Pablo founded the Center for Sustainability Shanghai and YY200 property group in Shanghai. Pablo holds a Bachelors of Economics and Masters in Environmental Engineering.

Q&A with the Founder

Q: Please detail your historical product road map from inception - YTD.

Tobly: 1) At inception, our product was designed to test whether people would be willing to pay thousands of dollars online for equipment rental.

2) With that being validated, we tested a few different approaches to the marketplace. From e-stores for suppliers to price comparison engine, we landed on an on-demand model where we saw initial scalable traction through digital marketing.

3) We then optimized the platform only for lift rentals and left out other types of equipment.

4) Recently launched Tobly 2.0 optimizing for scalability, SEO, and speed to market in new locations.

6) Currently working on making specialized tools for facilities managers to use during national jobs.

7) The future roadmap holds more features for national companies, deeper integrations with suppliers, expansion into other languages and currencies.

Q: Please detail your competitive advantages.

Tobly:

- Focus: While there are many equipment rental companies, we are the only one focusing on the intersection between Areal Work Platforms and National Facilities Management.
- Asset light business model: Our business model like many other online platforms is built to scale, we do not have any physical constraints to expand into new geographies and asset class as we do not own any equipment.
- Technology: Our technology is built to satisfy the needs of our customer, additionally, having developed it 100% in house, of our technology allows us to built custom features at a faster pace than others using out the box solutions.

Q: Please detail the key components of your OpEx and any significant monthly spikes or declines.

Tobly: Cost of Good Sold is the main driver of our OpEx, followed by payroll. COGS is directly proportional with sales revenue.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

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Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Tobly Inc. has set an overall target minimum of US $300,000 for the round, Tobly Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Tobly Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Marketing
Key hires
Product

If Maximum Amount Is Raised


Marketing
Key hires
Product

Investor Perks

For Everyone investing $1k - $100k:

- Company Swag
- Listed as "Early Investor" on the Tobly website.

For Angel Investors

$10k - Exclusive access to Tobly's yearly holiday party.

$25k - All of the above, plus one-on-one strategy meeting with the founding team.

$100k - All of the above, plus private dinner in NYC with the founding team.

$10k - Silver supplier status.

$25k - Gold supplier status and one-on-one strategy meeting with the founding team.

$100k - All of the above and Tobly will launch a location of your choice, this includes: inventory list on Tobly, pricing strategy, and localised marketing campaign.

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Product & Service
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Q&A with Founder
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Prior Rounds
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For Customers

$1k - One-time $120 discount code.

$10k - $1500 store credit.

$25k - One-year 10% discount code.

$100k - Lifetime 10% discount code and equipment expense audit.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $75,000
Closed Date	Aug 8, 2014
Security Type	Common Equity

Pre-Seed

Round Size	US $295,000
Closed Date	Jul 17, 2017
Security Type	Convertible Note
Valuation Cap	US $3,500,000

Pre-Seed

Round Size	US $95,000
Closed Date	Jan 10, 2018
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Financial Discussion

Operations

Established on August 8, 2014, Tobly, Inc. ("the Company") is a corporation that operates an online marketplace for equipment rentals that connects companies that own aerial lifts with customers that need to rent them. The Company is based out of New York, New York and was organized as a corporation in the state of Delaware. The Company also has a whole owned Columbian subsidiary (Tobly SAS) which was established in 2016.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $15,000 in cash on hand as of Nov 1st which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

PROFILE MENU

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

The equipment rental market is a $50B dollar industry and growing. Access platforms (also known as aerial work platforms) is one of the faster-growing segments in the equipment rental industry and accounts for 18% of the market for a total industry size of $9B.

Access platforms are quickly replacing ladders and scaffolding in a short period of time. We foresee the market growing faster than forecast due to the rapid adoption of automation and others technologies providing access to perform the job.

The market share of different equipment types is directly proportional to the share of equipment revenue it represents the rental business. Only five companies control 25% of the market, the next 20% is distributed among under 100 companies with yearly revenue ranging from the high 600 million to the low teens, while the bottom 55% is currently composed of smaller, family-owned business.

In equipment technology, there are a variety of companies tacking different problems. There are a handful of companies in equipment rental management software. Telematics is a growing sector where we see companies such as Verizon and Volvo in data and automation.

In terms of marketplaces, additionally to Tobly, there are two others in the space DOZR and BigRentz. BigRentz being the bigger of the three lacks product and product roadmap, while DOZR is currently focusing on building a pricing engine targeting the earth moving space.

Tobly is poised to succeed in the marketplace by continuing to build its access platform business in its current locations, at the same time of expanding into new geographies. Tobly can generate additional income by expanding its product offering outside of access platforms.

Risks and Disclosures

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The company has debt outstanding with its Colombian subsidiary. There is a risk that the debt payment could be overly burdensome for the business if revenue falls.

The Company's cash position is relatively weak. The Company currently has only $37K in cash balances as of August 2018. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The construction equipment rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project 300% growth in 2018 compared with 2017 GMV numbers. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's success is dependent on consumer adoption of online construction equipment rentals, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for the online rental of construction equipment is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of the construction equipment rental market that the Company has experienced in the past will continue in the future.

The Company has engaged in related party transactions. Further information can be found under the section "THE OFFERING AND THE SECURITIES - Related Party Transactions."

Tobly has not filed a Form D for previous fundraises. Because of this, there is a risk that they will be required to file for previous raises and any (potential) fines/regulatory action associated with this.

The Company does not have an employment contract in place with its Officers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an Officer were to leave Tobly, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

PROFILE MENU

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Tobly

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Tobly. Once Tobly accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Tobly in exchange for your securities. At that point, you will be a proud owner in Tobly.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Tobly has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

PROFILE MENU

What is the ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Tobly does not plan to list these securities on a national exchange or another secondary market. At some point Tobly may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Tobly either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Tobly's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Tobly's Form C. The Form C includes important details about Tobly's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D

Investor Deck


9:41
Create New Order
Active Transactions
26 ft Scissor Lift | Electric
Confirmed
15,000 lb Pneumatic ForkLift
Ending in 18 hours
Call Off
Extend
What would you like to rent?
Scissor Lifts
Boom Lifts
Fork Lifts
Past Transactions
45 Ft Articulating Boom Lift
03/24/2017
$34,990
Reorder
Forklift Telehandler | Genie GTH 844
02/11/2017
$3,320
Reorder
50 Ft Scissor Lift 4WD | Rough Terrain: Gas
02/01/2017
$7,200
Reorder
34 Ft Towable Articulating Boom Lift | Electric

tobly

EQUIPMENT RENTALS MADE EASY

DISCLAIMER

tobly

This presentation contains offering materials prepared solely by Tobly Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PROBLEM

tobly

TRADITIONAL EQUIPMENT RENTAL IS BROKEN

- Equipment rental pricing is rarely available online.
- It takes hours to find and rent equipment.
- Subcontractors markup rentals substantially.

tobly



9:41
Create New Order
Active Transactions
26 ft Scissor Lift | Electric
Confirmed
15,000 lb Pneumatic ForkLift
Ending in 18 hours
Call Off
Extend
What would you like to rent?
Scissor Lifts
Boom Lifts
Fork Lifts
Past Transactions
45 Ft Articulating Boom Lift
03/24/2017
$34,990
Reorder
Forklift Telehandler | Genie GTH 844
02/11/2017
$3,320
Reorder
50 Ft Scissor Lift 4WD | Rough Terrain: Gas
02/01/2017
$7,200
Reorder
34 Ft Towable Articulating Boom Lift | Electric

CUSTOMERS DESERVE BETTER THEY DESERVE TOBLY

SOLUTION

tobly

TOBLY MAKES IT EASIER THAN BOOKING A FLIGHT

Real-time competitive pricing accessible online.

Online booking takes less than five minutes.

Transparency and reporting facilitates financial control.

MARKET

tobly


JLG LIFT
E300AJP
JLG LIFT

$50B
Equipment rental industry in the USA

$9B
Tobly focuses on Access Platforms

PRODUCT OFFERING

tobly

ACCESS PLATFORMS



BOOM LIFTS



SCISSOR LIFTS



FORKLIFTS

SUPPLIER LANDSCAPE

tobly

Tobly has established relationships with leading companies in all three market tiers.

EQUIPMENT RENTAL MARKET SHARE



5 COMPANIES
100 COMPANIES
1500+ COMPANIES

25% - 5 companies

- United Rentals, Sunbelt Rentals, Herc Rentals, Home Depot and Blueline Rentals.

20% - 100 companies

- Revenue varies from $12M to $500M a year.

55% by 1500+ companies

- Most attractive supplier segment due to decentralization.

TARGETED INDUSTRIES



RETAIL FACILITIES MANAGEMENT



MID-MARKET CONSTRUCTION



VIDEO PRODUCTION

CUSTOMERS

NEARLY $1,000,000 IN RENTALS THROUGH TOBLY

JOB SITES FOR:

BUSINESS MODEL

tobly

TOBLY HAS 30% GROSS PROFIT MARGINS

BY CONNECTING SUPPLIERS TO CUSTOMERS

- Equipment
- Rental Protection
- Logistics
- Training
- Operators

CASE STUDY

tobly

80 FT BOOM LIFT x 1 DAY
NEW YORK CITY



Gross Rental - $1,050
Rental protection - $157
Delivery - $400
Gross sale - $1,607

Rental cost - $700
Delivery cost- $350
Card processing fee $48 (3%)
Total cost: $1,098

Gross profit = $509
Gross profit margin = 31.7%

UNIT ECONOMICS

tobly

$360
Customer Acquisition Cost

$1,405
Average Transaction

7X
LTV to CAC Ratio

READY TO SCALE

EXPANSION PLAN

tobly

DIGITAL MARKETING

TRADE SHOWS

NEW INDUSTRIES

NEW PRODUCT LINES

NEW GEOGRAPHIES

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXPANSION PRODUCT LINES

tobly

AUTONOMOUS EQUIPMENT

CLIMATE CONTROL

COMMERCIAL 3D PRINTING

DRONES

EARTHMOVING

POWER

RIGGING

HIGHWAY EQUIPMENT

JANITORIAL SERVICES

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXPANSION INDUSTRIES

tobly

AGRICULTURE

AIRPORTS

HOSPITALS

INDUSTRIAL

INFRASTRUCTURE

ENERGY

MINING

RESIDENTIAL

SCHOOLS

WAREHOUSING

GEOGRAPHIES

tobly



CURRENT

- Los Angeles
- Miami
- New York

TARGET 2019

- Atlanta
- Chicago
- Dallas
- Philadelphia
- Phoenix
- San Francisco

REVENUE PROJECTIONS

tobly



Monthly Revenue Projections
Business Development
Repeat Customer Digital Marketing
One Time Digital Marketing
New Channel / Trade Shows
1,200,000
900,000
600,000
300,000
0
Sept-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sept-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sept-20
Nov-20

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TEAM

tobly

EXECUTIVE TEAM



PABLO CARVALLO
CEO
Serial Entrepreneur
Founder Center for Sustainability Shanghai
Co-Founder BESS Engineering



TANAUSU GONZALEZ
CTO
Computer Engineer
Lead Software Engineer at Bankia
Consultant at Global Citizen and Bond.co

ADVISORS

tobly

ADVISORS



DAVID S. ROSE
Gust, New York Angels and
Singularity University



HARLAN MILKOVE
Founder at Foundational
Co-founder at Reonomy



ERIC FITZGERALD
Director of Sales
Paintzen

COMPETITIVE LANDSCAPE

tobly

	tobly	BIG RENTZ	DOZR
Technology	Built in-house	WordPress	Built in-house
Instant Pricing	YES	YES	NO
Business Model	Market Network	Broker	Price Comparison

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

KEY RATIONALE

tobly

- Processed nearly $1,000,000 in equipment rentals.
- Highly scalable and asset light business model.
- Market forces are driving adoption.



tobly www.tobly.co

EXHIBIT E

Video Transcript

Video 1

Voiceover (V): Need to rent a lift? You could call one of the large national rental companies
Man (M): Only if you could add a couple of zeroes, ok? I got bigger fish to fry
V: And hope they give you the time of day. Or, try working directly with a local supplier
M: You need a what? Hold on, let me look. Johnny, what you got out there? I got a 20 foot ladder, does that work?
V: If they have the inventory
M: I can get it for you Friday… maybe.
V: Maybe? Friday's not gonna work.
M: Yeah, got one right here. Give me a few minutes, and I'll send you a quote.
V: So you find what you need. But, you have to wait. And wait. And wait. Should it be taking this long? To get a quote that's not entirely clear… Is delivery included? What about insurance? Or…. you could use Tobly to access real-time competitive rates with fully transparent pricing on inventory. Get the equipment you need, when you need it. Delivered… easy.

Pablo: Construction equipment rentals is a $50 billion dollar a year industry, suffering from inefficiencies, lack of transparency, and fragmentation. Tobly is doing for construction equipment rentals what the ridesharing apps did for the taxi industry.

Tana: By making equipment rentals quicker and easier than booking a flight.

Pablo: Our customers in New York, Miami, and LA have never had better access.

M: We currently successfully serve the facilities management, construction, and film industry in three major markets, and we project growth into hospitals, schools, infrastructure, and remediation

Pablo: We're expanding into six new markets next year, and we're inviting you to come along for the ride.

Video 2: How to rent a scissor lift:

In this quick video demonstration you will see how incredibly fast and easy it is to use Tobly for your next project. If you've tried renting equipment before, you've probably experienced how it can often take over thirty minutes or more just to get a price on a scissor lift. And most of the time they won't tell you the price until you're on the phone with them. And when they do tell you the price, they don't tell you all of the hidden fees they tag on - like loss and damage waiver, environmental fees, delivery, and tax.

At Tobly, we show you everything - what you see is exactly what you pay, period. We include all the fees in the price that we show you. We also pride ourselves on guaranteed availability. If you see a certain lift on our website, that means it's available to rent, guaranteed. Let's see it in action.

Alright, as soon as you click the button right below this video, it's going to take you to the product page. And here's where I'm going to choose what scissor list I want. I'm going to go with a 19 foot scissor lift. Then it takes me right over here and I get to choose my start date. Let's say I want it for August 27th on a Saturday. I'm gonna want it for two weeks, so I go right here and choose 2, then go right here and choose weeks. And then there I have it - price is already right in front of me. That simple. I have the option, I can click here to email myself a PDF quote. So if you want an invoice for your records you can do that. I'm just going to go straight to the book now, so I can pay right away. And enter in my phone number. And then an email address. And then you get to choose a password. Click signup. And then it asks for your payment information. Just going to enter this real quick. Click Book It. And it really is that simple guys. And there we have it!